

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

Yang Chong Yi
Chief Executive Officer
Nhale, Inc.
42 Mott Street
4th Floor
New York, NY 10013

> **Re: Nhale, Inc.**
> **Amendment No. 8 to Registration Statement on Form 10-12G**
> **Filed June 1, 2022**
> **File No. 000-56324**

Dear Dr. Chong Yi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services